JCDecaux

08000283

082-34631

SEC Mail Processing Section
JAN 17 2008
Washington, DC
103

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, January 15th, PROCESSED

JAN 28 2008

THOMSON FINANCIAL

File 82-5247
Issuer : JCDecaux SA
Country: France

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Re: Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated January 14th, 2008 in relation to Corsair has made waiting times more pleasant for passengers at the Paris-Orly Sud airport
- A press release dated January 10th, 2008 in relation to Avenir winning the competitive tender for the Paris Port Authority
- A press release dated January 9th, 2008 regarding the presence of MCDecaux in sixteen of the twenty largest Japanese cities after the victory of three new cities: Kawasaki, Sendai and Sagamihara
- A press release dated December 19th, 2007 regarding the appointment of Frederic Burdot as the Business Development Director of JCDecaux North and West Africa;
- A press release dated December 13th, 2007 in relation JCDecaux winning a contract for a self- service bicycle hire scheme in Nantes Métropole;
- A press release dated December 10th, 2007 regarding the award to JCDecaux of the contract for street furniture with advertising space and for a self service bicycle hire scheme by the city of Amiens;

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, sandrine.ramus@jcdecaux.fr or by telephone 33 1 30 79 49 35, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Sandrine Ramus
Legal affairs
Corporate Legal counsel
Enc

dw 1/22

JCDecaux

FILE 82-5247

Corsair makes waiting times more pleasant for passengers at the Paris-Orly Sud airport

Paris, January 14, 2008 - JCDecaux Airport, a subsidiary of JCDecaux SA, the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide, has put the Corsair airline company in the limelight during the end-of-year festive season and major holiday travel period following its decision to adopt a JCDecaux Innovate solution to communicate differently in the heart of a Parisian airport...

JCDecaux Airport offered Corsair an off-beat advertising approach designed to allow travellers to amuse themselves with their families while waiting to board their flights, offering a fine example of local contact and 'wait marketing' for Corsair... a moment of light-hearted, interactive fun for the airline passengers and a welcome break from the tedium of waiting for their flights to be called!

From December 20, 2007 to January 17, 2008, the airline company is inviting travellers to visit its exhibition area at the heart of the passenger flows, not far from the boarding lounges in the Paris-Orly Sud airport. In an area covering approximately 7m², an amusing activity is offered to visitors free of charge: invited to stand in front of a display unit, the air passengers – alone or in a group – can take snapshots of themselves and see their faces in a fanciful setting that conjures up the notion of evasion.

If the photo is to their liking, the passengers can press a touch-sensitive area to confirm their choice and receive a mini-coupon sporting the Corsair corporate colours inviting them to download their photo from the www.histoiresdefamilles.org website and to join in a competition.

The unit was specifically designed by the New Technologies Department of JCDecaux and installed by the teams from JCDecaux Airport Innovate. Technically speaking, it consists of a 40-inch screen, two touch-sensitive areas along with a mini-printer. A Corsair décor has been incorporated in the screen, allowing passengers to put themselves in a holiday setting.

When this campaign was launched, **Isabelle Fourmentin, Executive Vice-President of JCDecaux Airport** made the following statement: "We are proud to have been able to offer this fine operation to Corsair, allowing them to communicate in an original, off-beat manner. The travellers have fun with their families while waiting for their flights. This system demonstrates, once again, the complementary strengths of JCDecaux's expertise and personnel."

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JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 366 466,27 euros - 307 570 747 RCS Nanterre

JCDecaux

JCDecaux Group, key figures:
- 2006 revenues: €1,946.4m; revenues for the first 9 months of 2007: €1,506.9m
- JCDecaux is listed on Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes
- No.1 worldwide in street furniture (334,000 advertising panels)
- No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)
- No.1 in Europe for billboards (216,000 advertising panels)
- No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)
- No.1 worldwide for self-service bicycle hire
- 763,000 advertising panels in 48 different countries
- Present in 3,500 cities with more than 10,000 inhabitants
- 8,100 employees

Contact: Nathalie Delebarre – 33-1 30 79 35 38

JCDecaux

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JCDecaux: Avenir wins the competitive tender for the Paris Port Authority

Paris, January 10, 2008 – JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide, announces that the Paris Port Authority (Port Autonome de Paris) has renewed its agreement with the Group's subsidiary Avenir for the management of 200 advertising panels in Paris and the Paris suburbs for a 5 year period. The contract follows a competitive tender.

With almost 130 panels in strategic locations within Paris, the contract strengthens Avenir's position as the leading billboard operator in the French capital.

Thanks to this contract and to the agreements signed in 2007 with other major operators such as the Paris Public Agency for Development and Construction (OPAC), ADOMA or Total, Avenir provides advertisers with an unrivalled performance in terms of quality and audience in the largest outdoor advertising market in France.

Jean-Charles Decaux, co-CEO of JCDecaux, made the following statement: "We are delighted that the Paris Port Authority has renewed this strategic contract with JCDecaux, a contract that strengthens our high-quality products in Paris. The geographic coverage of our Avenir billboard networks provides exceptional exposure for advertisers. In Paris as in the rest of France Avenir is the number one billboard operator for audience delivery and price per contact."

JCDecaux

MCDecaux is now present in sixteen of the twenty largest Japanese cities after the wins of 3 new cities: Kawasaki, Sendai and Sagamihara

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Paris, January 9, 2008 – JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide, announces that MCDecaux (a joint venture between JCDecaux SA and Mitsubishi Corporation, in which JCDecaux owns a 60% interest), has won three new contracts.

These 20-year contracts concern the cities of:
- Kawasaki, 9th largest Japanese city with 1.3 million inhabitants (contract signed with a private bus operator),
- Sendai, 12th largest city with 1 million inhabitants, one of the principal Japanese advertising markets (contract signed with the city authorities),
- Sagamihara, 19th largest Japanese city with 0.7 million inhabitants (contract signed with a private bus operator).

MCDecaux has won contracts with sixteen of the twenty largest cities in Japan, and thirty in the top 50, representing a potential audience of 28.5 million inhabitants. Over the next five years, these contracts will enable MCDecaux to provide a potential 3,500 bus shelters and 7,000 advertising panels. MCDecaux's continued development in Japan's urban areas, follows a positive response from the public to Cityscape, the local bus shelter network launched in 2004.

In 1999, MCDecaux became the first international outdoor advertising company to enter the Japanese market. Providing high-quality and innovative bus shelters, MCDecaux is currently working with the Japanese designer GK Sekkei to trial bus shelters with roofs covered by grass. Thanks to lightweight sheets of artificial grass containing seeds that require no watering, the bus shelter roofs remain green at all times.

In addition to a modest environmental contribution through a reduction of CO_2 , this innovation responds to the public's desire for a greener urban environment.

Jean-Charles Decaux, co-CEO of JCDecaux, said: "These important contracts with sixteen of the twenty largest cities in Japan underlines MCDecaux's unique ability to offer advertisers and their advertising agencies a nationwide coverage in cities and in shopping centres.

JCDecaux

MCDecaux is the leading bus shelter advertising company in Japan, a strategically important position as Japan is the 2nd largest advertising market in the world, worth about €39 billion every year, of which 11.5% is spent on outdoor advertising. This dynamic development in the Japanese market strengthens JCDecaux's position as the No.1 street furniture advertising provider worldwide."

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JCDecaux

Frédéric Baudot is appointed Business Development Director, North and West Africa, of JCDecaux

Paris, December 19, 2007 – Frédéric Baudot has been appointed JCDecaux Business Development Director, responsible for North and West Africa. He reports to Emmanuel Russel, CEO Middle East, Africa, Eastern Europe and Central Asia.

His new responsibilities include the development of markets in North and West Africa in addition to the coordination and management of existing and future subsidiaries to be created in the countries under his responsibility.

Frédéric Baudot (39), who holds a degree from the Paris Institute of Political Science and a Master's degree in Business Law, began his career in 1992 as a corporate lawyer working for Lyonnaise des Eaux-Dumez. He joined JCDecaux in 1996 as a lawyer in the City Relations Department. In 1998, he was appointed Regional Manager responsible for the western part of the greater Paris region (Ile de France) and in 2000 he was appointed Regional Manager of the entire Ile de France region. In 2003, he was appointed Regional Manager, Ile de France Paris.

JCDecaux

JCDecaux wins the contract for a self-service bicycle hire scheme in Nantes Métropole

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Paris, December 13, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, has been awarded, within the framework of a competitive tender process, a 10-year contract to provide Nantes Métropole (population: 580,000) with a self-service bicycle hire scheme.

The contract includes the installation and upkeep of advertising panels :156 $2m^2$ and 65 $8m^2$ as well as the provision of 79 docking stations and 700 bicycles available for self-service hire. All the street furniture is from the Bellini range. The bicycle was designed by the JCDecaux in-house design department.

Jean-Charles Decaux, co-CEO of JCDecaux, made the following statement: "The installation of Cyclocity® in Nantes, which further reinforces our No.1 position worldwide for self-service bicycle hire schemes, proves that this new individual form of public transport, designed and developed by JCDecaux, is generating ever-greater interest among the municipal authorities. By the end of 2007, JCDecaux will be providing more than 30,000 self-service bicycles in more than 10 cities in France, Belgium, Austria and Spain. It is clear that self-service bicycle hire schemes now enjoy irresistible momentum. It is one of the urban revolutions of the early 21st century."

JCDecaux

JCDecaux is awarded the contract for street furniture with advertising space and for a self-service bicycle hire scheme by the city of Amiens

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Paris, December 10, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, has been awarded, within the framework of a competitive tender process, the contract to provide street furniture and a self-service bicycle hire scheme for the city of Amiens (136,000 inhabitants) for a period of 15 years.

The contract for street furniture with advertising space concerns 161 $2m^2$ MUPIâ city information panels, 230 bus shelters, 83 $8m^2$ billboards and 4 columns designed for posters advertising cultural activities. The contract represents a total of 913 advertising panels. The units to be installed are original JCDecaux creations or the work of the prestigious designers and architects: Sir Norman Foster, Mario Bellini and Patrick Lemerdy.

The agreement also covers the installation of 313 Cyclocity® bicycles and 25 docking stations financed by advertising carried on the street furniture and by revenue generated by the self-service bicycle hire scheme. Amiens will become the first city in Northern Picardy to adopt this new means of individual public transport.

Jean-Charles Decaux, co-CEO of JCDecaux, made the following statement: "This new contract reinforces JCDecaux in its commitment to quality, innovation and sustainable development in Street Furniture. The installation of Cyclocity® in Amiens demonstrates that this concept, designed and developed by JCDecaux, is increasingly a factor taken into consideration by municipal authorities when examining their new urban travel policies. This new contract with Amiens further strengthens our position as world leader for self-service bicycle hire schemes."

END